Filed by Invitation Homes Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

SEC File No.: 001-36163

Date: August 18, 2017

INVITATION HOMES INC.

NOTICE OF STOCKHOLDER ACTION BY LESS THAN UNANIMOUS CONSENT

On August 9, 2017 Invitation Homes Inc., a Maryland corporation (the “Corporation”), entered into an Agreement and Plan of Merger, dated as of August 9, 2017 (the “Merger Agreement”), among the Corporation, Invitation Homes Operating Partnership LP, a Delaware limited partnership, IH Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Corporation (“Merger Sub”), Starwood Waypoint Homes, a Maryland real estate investment trust (“Starwood Waypoint”), and Starwood Waypoint Homes Partnership, L.P., a Delaware limited partnership. Pursuant to the Merger Agreement, among other transactions, Starwood Waypoint will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of the Corporation. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding common share of beneficial interest, par value $0.01 per share, of Starwood Waypoint (the “Starwood Waypoint Common Shares”) will be converted into the right to receive 1.6140 newly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Corporation (the “Invitation Homes Common Stock”). We refer to the issuance of shares of Invitation Homes Common Stock in connection with the Merger as the “Invitation Homes Stock Issuance.”

Subsequent to the execution of the Merger Agreement, and after being approved, declared advisable and recommended by the Board of Directors of the Corporation (the “Board”), the stockholders of the Corporation, acting by consent given in writing or by electronic transmission and without a meeting, approved the Invitation Homes Stock Issuance and the other transactions contemplated by the Merger Agreement, which consent was effective as of August 10, 2017. Consent was given by stockholders entitled to cast not less than a majority of the votes entitled to be cast on the matter in accordance with Section 2-505 of the Maryland General Corporation Law (the “MGCL”), Section 6.5 of the charter of the Corporation (the “Charter”) and Section 14 of Article II of the Bylaws of the Corporation (the “Bylaws”). Approval from the stockholders of the Corporation was sought in order to comply with the requirements of the New York Stock Exchange. No stockholder approval of the Merger, the Invitation Homes Stock Issuance or the other transactions contemplated by the Merger Agreement was required under the MGCL, the Charter or the Bylaws.

This constitutes notice of stockholder action taken by less than unanimous consent to each holder of Invitation Homes Common Stock and to each stockholder who, if the foregoing action had been taken at a meeting, would have been entitled to notice of the meeting under Section 2-505 of the MGCL, the Charter and the Bylaws. Holders of Invitation Homes Common Stock will not have appraisal rights in connection with the Invitation Homes Stock Issuance, the Merger or the other transactions contemplated by the Merger Agreement.

For a copy of the Merger Agreement, please see our Current Report on Form 8-K, filed on August 14, 2017, to which the Merger Agreement is attached as an exhibit, or contact the Secretary of the Company, Mark A. Solls, at (972) 421-3600. The Corporation will provide additional information to stockholders regarding the Merger Agreement, the Merger, the Invitation Homes Stock Issuance and the other transactions contemplated by the Merger Agreement pursuant to an Information Statement to be distributed to the stockholders of the Corporation and filed with the Securities and Exchange Commission in accordance with the regulations promulgated under the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors,

Mark A. Solls,

Executive Vice President, Secretary

and Chief Legal Officer

August 18, 2017

Dallas, Texas

Forward Looking Statements

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which INVH and SFR operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR shareholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the Mergers on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. INVH’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although INVH believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect INVH’s and SFR’s business, financial condition, liquidity, results of operations and prospects, as well as INVH’s ability to make distributions to its shareholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs, (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the Mergers and the timing of the closing of the Mergers; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR shareholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by emailing INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.